Sykes Financial Services, LLC

Statement of Financial Condition
December 31, 2017

ASSETS

Assets:		
Cash	$	12,022
Commissions and 12b-1 fees receivable		16,059
Prepaid expenses		3,367
	$	**31,448**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Commissions and 12b-1 fees payable		14,235
Total Liabilities		14,235
Member's Equity:		17,213
	$	**31,448**

The accompanying notes are an integral part of these financial statements.